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                                UNITED STATES                    SEC FILE NUMBER
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549                    010735
                                                                   CUSIP NUMBER
                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

                For Period Ended:       June 30, 1999
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                ------------------------------

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* Read Instruction (on back page) Before Preparing Form. Please Print or Type. *
*                                                                              *
* NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS     *
* VERIFIED ANY INFORMATION CONTAINED HEREIN.                                   *
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION


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FULL NAME OF REGISTRANT

                             The GNI Group, Inc.
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FORMER NAME IF APPLICABLE

                           2525 Battleground Road
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER)

                           Deer Park, Texas 77536
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CITY, STATE AND ZIP CODE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof,
     |         will be filed on or before the fifteenth calendar day following
     |         the prescribed due date; or the subject quarterly report of
     |         transition report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth calendar day following the prescribed due
     |         date; and
     |
[ ]  |    (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is in default of certain covenants of its bank revolving line of credit agreement and is attempting to obtain a modified waiver of the default and the possible amendment of the credit agreement. The process is expected to be complete in approximately ten days, but the details cannot be finalized without unreasonable effort in time to file the annual report on September 28, 1999.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Bruce D. Tobecksen                281               930-0350
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               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       [X] Yes      [ ] No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the twelve months ended June 30, 1999, the Company reported revenues of $35.0 million as compared with $42.7 million for the same period in 1998. EBITDA (earnings before interest, other income, income taxes, depreciation, amortization, and non-recurring items), as calculated from income from operations, was $8.5 million as compared with EBITDA of $13.0 million from the same period in 1998. The Company recorded a net loss after tax of $10.0 million as compared with net income of $0.5 million for the same period in 1998. The quarter ended September 30, 1998, included certain non-recurring items relating to the Company's recapitalization completed in July, 1998, and restructuring that took place during the quarter. These non-recurring items included: (i) an extraordinary charge of $3.9 million, net of taxes, in connection with the Company's recapitalization transaction that closed on July 28, 1998; (ii) a $0.7 million charge relating to the expenses of the recapitalization transaction; and (iii) $0.5 million of personnel costs stemming from a restructuring of the marketing and general management of the Company's waste management business. Each of the above-enumerated items was excluded in the calculation of EBITDA for the twelve months ended June 30, 1999.

The Company's deepwell disposal revenues showed strong gains in the fourth quarter compared to prior quarters due to an increase in volume from several of the Company's larger customers. Drum processing and other treatment revenues were down slightly from third quarter levels, but were up substantially over the similar period in Fiscal 1998. The drop was partially due to a continuation of problems with disposal outlets through the beginning of the quarter related to the long-term contract to treat and dispose of napalm for the U.S. Navy. These problems were resolved late in the quarter resulting in modest contribution in the quarter. Chemical processing revenues reflected a sharp decline from the third quarter as two major products had longer-than-expected cycle times. The cycle times improved as the quarter progressed, and the equipment problems have stabilized.

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                              The GNI Group, Inc.
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                 (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: September 28, 1999                    By:   /s/ Bruce D. Tobecksen
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INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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*                                                                              *
*  Intentional misstatements or omissions of fact constitute Federal Criminal  *
*  Violations (See 18 U.S.C. 1001).                                            *
*                                                                              *
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                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).